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                 |  CRAVATH, SWAINE & MOORE LLP LETTERHEAD   |
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                 ---------------------------------------------    April 13, 2007

                              BioFuel Energy Corp.
                       Registration Statement on Form S-1
                               File No. 333-139203

Dear Ms. Long:

     Set forth below in bold font are the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated April 2, 2007, and immediately below each comment is the response of BioFuel Energy Corp. (the "Company") with respect thereto.

     As discussed with the Staff earlier this week, the Company expects to file shortly with the Commission, via EDGAR, Amendment No. 3 to its Registration
Statement on Form S-1 (File No. 333-139203) (the "Registration Statement"),
which will contain all information that is not subject to Rule 430A, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered.

     In the meantime, we and the Company have discussed with Ms. Brigitte
Lippmann and Mr. Jeffrey Gordon of the Staff the Company's desire to respond to the two Staff comments set forth in the April 2, 2007 comment letter on a supplemental basis in order to expedite the review process. With respect to the first comment, a separate response letter will be provided for review. The second comment is addressed below.

RECAPITALIZATION, PAGE 32

1.   WE HAVE REVIEWED YOUR RESPONSE TO COMMENT 2 IN OUR LETTER DATED
     FEBRUARY 7, 2007. PARAGRAPH 13 OF EITF 98-5 STATES THAT, FOR A SECURITY
     THAT BECOMES CONVERTIBLE ONLY UPON THE OCCURRENCE OF A FUTURE EVENT OUTSIDE
     THE CONTROL OF

                                                                               2

     THE HOLDER, ANY CONTINGENT BENEFICIAL CONVERSION FEATURE SHOULD BE MEASURED
     AT THE COMMITMENT DATE BUT NOT RECOGNIZED IN EARNINGS UNTIL THE CONTINGENCY
     IS RESOLVED.

     PLEASE CLARIFY FOR US WHEN THE COMMITMENT DATES ARE FOR EACH DIFFERENT
     CLASS OF EQUITY BEING CONVERTED INTO ONE CLASS OF EQUITY. PARAGRAPH 16 OF
     EITF 00-27 DEFINES THE COMMITMENT DATE AS THE DATE IN WHICH A BINDING,
     LEGALLY ENFORCEABLE AGREEMENT WITH AN UNRELATED PARTY SPECIFIES ALL
     SIGNIFICANT TERMS AND INCLUDES A DISINCENTIVE FOR NONPERFORMANCE THAT IS
     SUFFICIENTLY LARGE TO MAKE PERFORMANCE PROBABLE. IF, SUBSEQUENT TO THE
     INITIAL COMMITMENT DATES, THERE WERE ANY CHANGES TO THE AGREEMENT TO
     EXCHANGE EXISTING CLASSES OF EQUITY FOR ONE CLASS OF EQUITY, PLEASE TELL US
     IF YOU HAVE RECOGNIZED NEW COMMITMENT DATES AND IF NOT, WHY NOT. SEE
     PARAGRAPHS 8-12 OF EITF 00-27.

     PLEASE PROVIDE US WITH YOUR ANALYSIS AS TO WHETHER THERE ARE ANY BENEFICIAL
     CONVERSION FEATURES ASSOCIATED WITH YOUR PREFERENTIAL RATIOS OF EXCHANGE.
     YOU STATE THAT THE DOLLAR AMOUNT OF LIQUIDATION  PREFERENCE FOR EACH HOLDER
     WILL BE DETERMINED BY THE PRICING OF THE IPO. PLEASE PROVIDE AN ESTIMATE OF
     THE IPO PRICE IN YOUR ANALYSIS. SEE CASES 2 TO 4 OF EITF 98-5.

     As noted above, a response to this comment will be provided in a separate response letter.

MANAGEMENT, PAGE 78
-------------------

2.   REGISTRATION STATEMENTS, INCLUDING PRE-EFFECTIVE AND POST-EFFECTIVE
     AMENDMENTS FILED ON OR AFTER DECEMBER 15, 2006, THAT ARE REQUIRED TO
     INCLUDE ITEMS 402 AND 404 OF REGULATION S-K DISCLOSURES FOR FISCAL YEARS
     ENDING ON OR AFTER DECEMBER 15, 2006, MUST COMPLY WITH THE REQUIREMENTS
     ADOPTED BY THE COMMISSION AND PUBLISHED IN RELEASE NO. 33-8732A. PLEASE
     REVISE. FOR GUIDANCE, YOU MAY WISH TO REFER TO OUR COMPLIANCE AND
     DISCLOSURE INTERPRETATIONS AND OUR TRANSITION QUESTIONS AND ANSWERS ON
     EXECUTIVE COMPENSATION AND RELATED PERSON DISCLOSURE, BOTH OF WHICH ARE
     AVAILABLE IN THE DIVISION OF CORPORATION FINANCE'S SECTION UNDER "SEC
     DIVISIONS" ON THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

     The Company acknowledges the Staff's comment and will revise the disclosure accordingly in Amendment No. 3 to the Registration Statement. In the
     interim, as discussed with the Staff, we have attached as Exhibit A to this letter a draft of the Company's proposed "Compensation Discussion and
     Analysis" that the Company intends to include in Amendment No. 3 to the
     Registration Statement upon its filing. If the Staff has any questions or comments upon review of the proposed CD&A disclosure provided supplementally herewith, please provide them to the undersigned and the
     Company will address those comments in Amendment No. 3 to the Registration
     Statement.

                                                                               3

     Please contact the undersigned at (212) 474-1230, or, in my absence, Craig
F. Arcella at (212) 474-1024 or Ronald Cami at (212) 474-1048, with any questions or comments you may have.

                                       Very truly yours,

                                       /s/ Sarah K.L. Chow

                                       Sarah K.L. Chow

Ms. Pamela A. Long
Assistant Director
     United States Securities and Exchange Commission
         Division of Corporation Finance
            100 F Street, N.E.
               Washington, D.C. 20549-7010

Copy to:

Ms. Brigitte Lippmann,
    United States Securities and Exchange Commission

Mr. Jeffrey Gordon,
    United States Securities and Exchange Commission

Mr. Scott H. Pearce,
    BioFuel Energy Corp.

Mr. Michael N. Stefanoudakis,
    BioFuel Energy Corp.

                                                                       EXHIBIT A

                      COMPENSATION DISCUSSION AND ANALYSIS

OBJECTIVES OF OUR EXECUTIVE COMPENSATION PROGRAM

     The principal objectives of our current executive compensation program are:

     o    attract and retain experienced and well-qualified executives;

     o    recognize and reward the contributions each executive makes to our company; and

     o    motivate our executives to meet the short- and long-term objectives of the company.

     We intend to continually evaluate and, if necessary, change from time to time our executive compensation program in order to ensure that it supports our business strategy, is competitive with the executive compensation programs of our peer group of companies and aligns the interests of our executive officers with those of our stockholders.

ELEMENTS OF OUR COMPENSATION PROGRAM

     Our executive compensation primarily consists of base salary and broad-based benefits programs. We have also granted fully vested equity awards to our executive officers upon the commencement of their employment with the company. Following completion of our Wood River and Fairmont plants, our executives will also be eligible for cash bonuses.

     We determined the specific amounts of compensation to be paid to each of our executives in 2006 based on a number of factors including:

     o    the roles and responsibilities of our executives;

     o    the individual experience and skills of, and expected contributions from, our executives;

     o    the amount of compensation generally paid by similarly situated companies to their executives with similar roles and responsibilities;

     o    the negotiations relating to the hiring of our executives; and

     o    the amounts of compensation being paid to our other executives.

ANNUAL CASH COMPENSATION

     Base salary. We pay base salaries that we believe are competitive with similar positions at our peer group companies and that provide for equitable compensation among executives of our company. The base salaries of all executive officers will be reviewed annually and adjusted to reflect individual roles and performance as well as company performance. We may increase the base salary of an executive officer if a change in the scope of the officer's responsibilities justifies such consideration or to reward executives for

exceptional performance. We believe that a competitive base salary is a necessary element of any compensation program designed to attract and retain talented and experienced executives.

     In 2006, we hired Thomas J. Edelman as our Chairman and Chairman of the
Board, Scott H. Pearce as our President and Chief Executive Officer, Daniel J.
Simon as our Executive Vice President and Chief Operating Officer, JonAlan Page
as our Vice President - Project Development, Michael N. Stefanoudakis as our
Vice President and General Counsel and Eric D. Streisand as our Vice President
-- Corporate Development. In 2007, we hired David J. Kornder as our Executive
Vice President and Chief Financial Officer and Timothy S. Morris as our Vice
President -- Operations. The table below shows the current annual salaries of each of our executive officers.

NAME AND PRINCIPAL POSITION                                   SALARY

Thomas J. Edelman,
Chairman and Chairman of the Board ..................         $275,000(1)

Scott H. Pearce,
President and Chief Executive Officer ...............         $300,000(2)

David J. Kornder,
Executive Vice President and Chief Financial
Officer .............................................         $250,000(3)

Daniel J. Simon,
Executive Vice President and Chief Operating
Officer .............................................         $250,000(4)

Timothy S. Morris,
Vice President -- Operations ........................         $200,000(5)

JonAlan Page,
Vice President  -- Project Development ..............         $175,000(6)

Michael N. Stefanoudakis,
Vice President and General Counsel ..................         $225,000(7)

Eric D. Streisand,
Vice President -- Corporate Development .............         $240,000(8)

(1) Mr. Edelman has received this salary since May 2006.

(2) Mr. Pearce has received this salary since May 2006.

(3) Mr. Kornder has received this salary since February 2007.

(4) Mr. Simon has received this salary since May 2006.

(5) Mr. Morris has received this salary since February 2007.

(6) Mr. Page has received this salary since May 2006.

(7) Mr. Stefanoudakis has received this salary since September 2006.

(8) Mr. Streisand has been employed since August 2006. Greenlight Capital, one of our stockholders, paid his salary through December 31, 2006.

     Cash incentive bonuses. Following substantial completion of our Wood River and Fairmont plants, we intend to commence a program of annual cash bonuses for our executive officers. The target amounts of such bonuses will be a specified percentage of each executive officer's annual salary, although the final amounts of any such bonuses will be subject to the approval of the Board or its compensation committee in their discretion. Pursuant to Mr. Pearce's employment agreement, his target bonus will be 200% of his base salary, and pursuant to
Mr. Simon's employment agreement, his target bonus will be 175% of his base salary, in each case based on performance parameters established by the Board each year in consultation with the executive, provided that no bonus will accrue or be paid prior to the time that our first two ethanol plants have become operational. The bonuses are intended to reward executive officers for attaining company goals, to align our executives' goals with our interests and the interests of our stockholders and to enable us to attract and retain highly qualified individuals. In 2006, no cash bonuses were paid to our executive officers.

EQUITY INCENTIVE COMPENSATION

     In 2006 and 2007, we granted fully vested profit sharing membership interests in the LLC, consisting of "C units", "D units" and "M units", to our executive officers in consideration for their services and in order to more directly align their economic interest with the performance of our company. See
"Certain relationships and related party transactions--Issuances of equity interests to our promoters, executive officers, directors and principal stockholders" for details regarding the various issuances of profit sharing membership interests to our executive officers.

     Immediately prior to the consummation of this offering, the LLC will amend and restate its limited liability company agreement to replace the various classes of its existing membership interests with a single class of membership interests, and the various classes of existing membership interests will be exchanged for new membership interests in amounts to be determined in accordance with the existing limited liability company agreement and based on the initial public offering price of our shares of common stock issued in this offering.
Upon completion of this offering, certain of these units will be placed into escrow and subject to an escrow arrangement pursuant to which the escrowed units may be required to be delivered to affiliates of Greenlight Capital, Inc. and
Third Point LLC. For further details, see "Principal stockholders--BioFuel
Energy, LLC limited liability company agreement". Pursuant to the escrow agreement, the executives have agreed that they will not encumber the escrowed units.

     Prior to the consummation of this offering, we will adopt our 2007 Equity
Incentive Compensation Plan, or the 2007 Plan, which will provide for the grant of stock options intended to qualify as incentive stock options under Section
422 of the Code, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance units and other equity-based or equity-related awards. Awards to executive officers under the
2007 Plan will be intended to attract and retain exceptional executive officers and enable our executive officers to participate in our long-term growth and financial success.

     Our Board or our compensation committee will approve all awards under the
2007 Plan. Our decisions regarding the amount and type of equity incentive compensation and relative weighting of these awards among total executive compensation will be based on our understanding of market practices of similarly situated companies and negotiations with our executives in connection with their initial or continued employment by our company. Other factors, including the amount and percentage of our total equity on a diluted basis held by our executive officers, will also be considered.

     Effective upon and subject to the consummation of this offering, we plan to grant options with respect to an aggregate of [NUMBER TO BE DETERMINED BEFORE
FILING AMENDMENT #3] shares of our common stock to our employees under our 2007
Plan. The exercise price per share of the stock options granted at the closing of this

offering will be the public offering price per share indicated on the cover of this prospectus. Stock options issued in connection with this offering will become exercisable with respect to 30%, 30% and 40% of the shares on each of the first three anniversaries of the grant date, respectively.

     Although we encourage our executives to hold a significant equity interest in our company, we do not have specific share retention and ownership guidelines for our executive officers.

     For further details regarding our 2007 Plan, see "--2007 Equity Incentive
Plan".

OTHER COMPENSATION

General benefits

     All of our executive officers are eligible for benefits offered to employees generally, including life, health, disability and dental insurance and our profit sharing and 401(k) plan (the "401(k) Plan"). These benefits are designed to provide a stable array of support to employees and their families and are provided to all employees regardless of their individual performance levels.

     Eligible employees may make voluntary contributions to the 401(k) Plan up to limits permitted under law. In addition, we may, at our discretion, make profit sharing contributions to the 401(k) Plan. All full-time employees who have completed one month of service are eligible to participate in the 401(k)
Plan. Profit sharing contributions made by us are subject to vesting restrictions as follows: Employees with less than one year of service are 0%
vested, employees with between one and two years of service are 34% vested, employees with between two and three years of service are 67% vested and employees with greater than three years of service are 100% vested. For the year ended December 31, 2006, we made a profit sharing contribution of $60,799, or 5%
of 2006 salary amounts (subject to social security integration), to the 401(k)
accounts of all of our eligible employees. As of December 31, 2006, none of our employees, including our executive officers, were vested in the profit sharing contribution.

     In addition, all of our executive officers are eligible to participate in our deferred compensation plan. The plan allows participants to defer all or a portion of their salary and annual bonuses. Participants have the ability to direct the plan administrator to invest their salary and bonus deferrals into pre-approved mutual funds . Please see "--BioFuel Energy Deferred Compensation
Plan" below for a more detailed explanation of this plan.

Perquisites

We do not believe it is necessary for the attraction or retention of management talent to provide our executive officers with a substantial amount of compensation in the form of perquisites. In 2006, we did not provide any perquisites to our executive officers.

Relocation expenses

We offer reimbursement of relocation expenses to our officers from time to time.
In 2006, we reimbursed Mr. Pearce for $87,336 of relocation expenses. We expect to pay Mr. Pearce approximately $34,000 in 2007 for a tax gross up payment relating to his relocation expense reimbursement. In 2007, in connection with the hiring of Mr. Morris, we agreed to reimburse him up to $25,000 of his relocation expenses.

ROLE OF EXECUTIVES IN EXECUTIVE COMPENSATION DECISIONS

     Our board of directors and our compensation committee generally seek input from Mr. Edelman, our Chairman, and Mr. Pearce, our President and Chief
Executive Officer, when discussing the performance of, and compensation levels for executives other than themselves. The compensation committee also consults with Mr. Kornder in evaluating the financial, accounting, tax and retention implications of our various compensation programs. None of our other executives participates in deliberations relating to his own compensation.

     Officer salaries are generally subject to board approval. Base salaries paid to our executive officers in 2006 were generally the result of negotiations between such executive officers and our company at the time of commencement of employment.

                           SUMMARY COMPENSATION TABLE

     The following table provides compensation information for our chief executive officer, chairman and our three other most highly compensated executive officers as of December 31, 2006. We refer to these executive officers as our Named Executive Officers.

------------------------ ------ ---------- ------------ ------------ ------------- ----------------
NAME AND PRINCIPAL        YEAR    SALARY       BONUS       STOCK       ALL OTHER       TOTAL
POSITION                           (1)          (2)        AWARDS      COMPEN-      COMPENSATION
                                                           ($)(3)    SATION ($)(4)       ($)
------------------------ ------ ---------- ------------ ------------ ------------- ----------------
Scott H. Pearce,          2006    $221,154      -        $1,269,557     $102,626       $1,593,337
President and Chief
Executive Officer
------------------------ ------ ---------- ------------ ------------ ------------- ----------------
Thomas J. Edelman,        2006     179,806      -         2,506,982       13,624        2,700,412
Chairman and Chairman
of the Board (Acting
Chief Financial
Officer in 2006)
------------------------ ------ ---------- ------------ ------------ ------------- ----------------
Daniel J. Simon,          2006     163,461      -         1,217,692       11,958        1,393,111
Executive Vice
President and Chief
Operating Officer
------------------------ ------ ---------- ------------ ------------ ------------- ----------------
JonAlan Page, Vice        2006     114,423      -            48,187        6,957          169,567
President - Project
Development
------------------------ ------ ---------- ------------ ------------ ------------- ----------------
Eric D. Streisand, Vice   2006     100,000      -           192,750            -          292,750
President--Corporate
Development
------------------------ ------ ---------- ------------ ------------ ------------- ----------------

(1) The salary amounts in 2006 for the Named Executive Officers were received since May 2006 other than Mr. Streisand. His salary was received since August
2006 and was paid by Greenlight Capital, one of our stockholders, through
December 31, 2006.

(2) No bonuses were paid during 2006.

(3) The Named Executive Officers received grants of units during 2006 as follows: Mr. Pearce - 135,000 M units, 335,141 C units, 124,766 D units; Mr.
Edelman - 105,000 M units, 1,035,256 C units, 320,213 D units; Mr. Simon -
135,000 M units, 310,510 C units, 116,557 D units; Mr. Page - 18,750 C units,
6,250 D units; and Mr. Streisand - 75,000 C units, 25,000 D units. All units were vested upon issuance. The unit amounts for Messrs. Pearce and Simon do not reflect amounts received in connection with the sale of their interests in
BioFuel Solutions Delaware to the LLC. Compensation expense based on the fair value of these units was recorded in our statement of loss in 2006 in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004). See note 7 to the consolidated financial statements of BioFuel Energy Corp. for a description of the assumptions made in the valuation of the units.

(4) Amounts relate to the company's profit sharing contribution paid in 2006.
The amount for Mr. Pearce also includes $87,336 of reimbursed relocation expenses.

GRANTS OF PLAN-BASED AWARDS

There were no plan based awards made in 2006.

     NARRATIVE DISCLOSURE TO THE SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN
BASED AWARDS

     Our executive compensation policies and practices, pursuant to which the compensation set forth in the summary compensation table was paid or awarded, are described above under "Elements of our compensation program". A summary of certain additional material terms of our compensation arrangements is set forth below.

EMPLOYMENT AGREEMENTS

     As a general policy, we do not enter into employment agreements with our executive officers or other employees. However, in connection with our formation, we entered into an employment agreement with each of Mr. Pearce and
Mr. Simon.

Mr. Pearce's employment agreement

In April 2006, we entered into an executive employment agreement with Mr.
Pearce. The agreement provides that Mr. Pearce will serve as President and Chief
Executive Officer for an initial term of three years. The agreement will automatically renew for successive one year terms, unless either party provides notice of its intent not to renew the agreement at least 60 days prior to the end of any term. The agreement provides for a base salary of not less than
$300,000 per year and an annual incentive target bonus of 200% of Mr. Pearce's base salary, except that no bonus will accrue or be paid prior to the time that at least two ethanol facilities have become operational. The agreement also provides that if we terminate Mr. Pearce's employment without cause or he terminates his employment for "good reason" (as such terms are defined in the agreement), and upon execution of a severance agreement and a customary release of future claims, we will pay Mr. Pearce all accrued unpaid base salary and bonus from the previous year, un-reimbursed expenses and a severance payment equal to 18 months of his then-current base salary. We will also provide him with 18 months of health benefit coverage. Mr. Pearce has agreed to maintain our confidential information in strictest confidence and not to use or disclose to any third party our confidential information, except as we may permit from time to time. Mr. Pearce has agreed not to compete with us during his employment, and if the agreement expires or he terminates the agreement for any reason, for a period of one year following the termination or expiration date of the agreement. During the non-compete period, Mr. Pearce will not solicit or persuade any of our employees to leave us or hire any employee that we have terminated. Mr. Pearce has also agreed that, during the non-compete period, he will not divert any business away from us or from customers of ours. The agreement also provides that we will indemnify him against any claims or judgments that result by reason of his employment with us. In addition, during
Mr. Pearce's term of employment, and for a period of three years following employment, we must maintain officers' and directors' liability insurance for
Mr. Pearce at least equal to the coverage that we provide for any other present or former senior executive or director.

Mr. Simon's employment agreement

In April 2006, we entered into an executive employment agreement with Mr. Simon.
The agreement provides that Mr. Simon will serve as Executive Vice President and
Chief Operating Officer for an initial term of three

years. The agreement will automatically renew for successive one year terms, unless either party provides notice of its intent not to renew the agreement at least 60 days prior to the end of any term. The agreement provides for a base salary of not less than $250,000 per year and an annual incentive target bonus of 175% of Mr. Simon's base salary, except that no bonus will accrue or be paid prior to the time that at least two ethanol facilities have become operational.
The agreement also provides that if we terminate Mr. Simon's employment without cause or he terminates his employment for "good reason" (as such terms are defined in the agreement), and upon execution of a severance agreement and a customary release of future claims, we will pay Mr. Simon all accrued unpaid base salary and bonus from the previous year, un-reimbursed expenses and a severance payment equal to 18 months of his then-current base salary. We will also provide him with 18 months of health benefit coverage. Mr. Simon has agreed to maintain our confidential information in strictest confidence and not to use or disclose to any third party our confidential information, except as we may permit from time to time. Mr. Simon has agreed not to compete with us during his employment, and if the agreement expires or he terminates the agreement for any reason, for a period of one year following the termination or expiration date of the agreement. During the non-compete period, Mr. Simon will not solicit or persuade any of our employees to leave us or hire any employee that we have terminated. Mr. Simon has also agreed that, during the non-compete period, he will not divert any business away from us or from customers of ours. The agreement also provides that we will indemnify him against any claims or judgments that result by reason of his employment with us. In addition, during
Mr. Simon's term of employment, and for a period of three years following employment, we must maintain officers' and directors' liability insurance for
Mr. Simon at least equal to the coverage that we provide for any other present or former senior executive or director.

           POTENTIAL PAYMENTS UPON TERMINATION OR A CHANGE IN CONTROL

MR. PEARCE'S POTENTIAL POST-EMPLOYMENT PAYMENTS

     Under the terms of Mr. Pearce's employment agreement, assuming that we terminated Mr. Pearce's employment without cause or he terminated his employment for "good reason" on December 31, 2006, upon execution of a severance agreement and a customary release of future claims, we would have paid Mr. Pearce a severance payment in an amount equal to $450,000 and provided health benefit coverage equal to approximately $25,000.

MR. SIMON'S POTENTIAL POST-EMPLOYMENT PAYMENTS

     Under the terms of Mr. Simon's employment agreement, assuming that we terminated Mr. Simon's employment without cause or he terminated his employment for "good reason" on December 31, 2006, upon execution of a severance agreement and a customary release of future claims, we would have paid Mr. Simon a severance payment in an amount equal to $375,000 and provided health benefit coverage equal to approximately $25,000.

POTENTIAL POST-EMPLOYMENT PAYMENTS TO MESSRS. PAGE AND STREISAND

     We maintain a Change of Control Plan, or COC Plan, that may require us to pay severance benefits to Messrs. Page and Streisand in the event of a change of control (as defined in the COC Plan).

     The COC Plan covers all of our employees other than Messrs. Edelman, Pearce and Simon. The COC Plan will establish three levels of severance benefits in the event of a change of control. Executive officers will receive the highest level of compensation under the COC, and key managers and other employees will receive more limited severance benefits. Upon a change of control, all non-vested securities of the company held by employees will automatically vest, as will all non-vested rights under or in connection with all benefit plans,

including the 2007 Plan, the 401(k) Plan and the Deferred Compensation Plan.
Under the COC Plan, if an executive officer, key manager or other employee, as applicable, is terminated within one year of a change of control or he or she resigns within 30 days after a reduction of title, duties, compensation or benefits (defined as a "Material Change" in the COC Plan) occurring within one year of a change of control, (i) an executive officer will receive a payment consisting of 100% of Base Compensation (as defined in the COC Plan) plus 100%
of the greater of the executive's most recent annual bonus or the projected annual bonus for the year in which the change of control occurs plus accrued but unpaid bonuses; (ii) a key manager will receive a payment consisting of 100% of
Base Compensation plus accrued but unpaid bonuses; and (iii) an other employee will receive a payment consisting of 50% of the annual base salary then in effect plus accrued but unpaid bonuses.

     Assuming termination within one year of a change of control, or resignation within 30 days after a Material Change occurring within one year of a change of control, we would potentially pay Messrs. Page and Streisand $262,500 and
$480,000, respectively, and their non-vested rights under the 401(k) Plan and the Deferred Compensation Plan would vest.

                       NON-QUALIFIED DEFERRED COMPENSATION

     The company maintains a deferred compensation plan. This plan is available to executive officers of the company and certain key managers of the company and its subsidiaries, as designated by the Board or the compensation committee of the Board from time to time. The plan allows participants to defer all or a portion of their salary and annual bonuses. The company may make discretionary matching contributions of a percentage of the participant's salary deferral and those assets are invested in instruments as directed by the participant. The deferred compensation plan does not have dollar limits on tax-deferred contributions. The assets of the deferred compensation plan are held in a
"rabbi" trust and, therefore, may be available to satisfy the claims of the company's creditors in the event of bankruptcy or insolvency. Participants have the ability to direct the plan administrator to invest their salary and bonus deferrals into pre-approved mutual funds held by the trust or other investments approved by the Board. In addition, each participant has the right to request that the plan administrator re-allocate the portfolio of investments in the participant's individual account within the trust. However, the plan administrator is not required to honor such requests. Matching contributions may be made in cash or, following the consummation of the offering, common stock of the company and vest ratably over a three-year period. Assets of the trust, other than our common stock, are invested in over ten mutual funds that cover an investment spectrum ranging from equities to money market instruments. These mutual funds are publicly quoted and reported at market value. No amounts were contributed or deferred and no distributions were made in 2006.

                              DIRECTOR COMPENSATION

     There was no director compensation program in place for 2006. In connection with the offering, we are implementing a compensation program for all of our non-employee directors. The terms of the compensation program are as follows:
[WILL BE FILED IN AMENDMENT #3.]